EX-28.h.5.k

FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT FOR

DFA INVESTMENT DIMENSIONS GROUP INC.

FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT, dated as of the 30th day of August, 2026, between DFA Investment Dimensions Group Inc., a Maryland corporation (the “Fund”), on behalf of certain portfolios of the Fund, as identified below (each a “Portfolio,” and together, the “Portfolios”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”).

WHEREAS, Dimensional has entered into Investment Management Agreements with the Fund, on behalf of the Portfolios, pursuant to which Dimensional provides various services for the Portfolios, and for which Dimensional is compensated based on the average net assets of such Portfolios; and

WHEREAS, the Fund and Dimensional have determined that it is appropriate and in the best interests of each Portfolio and its shareholders to limit the expenses of the ETF class shares (the “ETF Class”) of the Portfolios of the Fund as listed below:

NOW, THEREFORE, the parties hereto agree as follows:

1. Fee Waiver and Expense Assumption by Dimensional.

(a) Dimensional agrees to waive all or a portion of its management fee to the extent necessary to reduce the ordinary operating expenses (excluding expenses incurred through investment in other investment companies) (“Portfolio Expenses”) of the ETF Class shares of the DFA Short-Term Municipal Bond Portfolio so that such Portfolio Expenses, on an annualized basis, do not exceed 0.19% for such class of the Portfolio (the “Expense Limitation Amount”).

(b) Dimensional agrees to waive all or a portion of its management fee and assume the ordinary operating expenses of the ETF Class of each of the following Portfolios (excluding the expenses that the Portfolio incurs indirectly through its investment in other investment companies) (“Portfolio Expenses”) to the extent necessary to limit the Portfolio Expenses of the ETF Class of each Portfolio, on an annualized basis, to the following percentages of the average net assets of the respective ETF Class (the “Expense Limitation Amount”):

Portfolio	Expense Limitation Amount
DFA Intermediate Government Fixed Income Portfolio	0.12%
DFA Municipal Real Return Portfolio	0.24%
DFA Five-Year Global Fixed Income Portfolio	0.21%

(c) Dimensional agrees to waive up to the full amount of the DFA Short-Duration Real Return Portfolio’s management fee of 0.18% to the extent necessary to offset the proportionate share of the management fees paid by the Portfolio through its investment in other funds managed by Dimensional, except for the fees paid through its investment of securities lending cash collateral in The DFA Short Term Investment Fund (the “Underlying Funds”). In addition, Dimensional also agrees to waive all or a portion of the management fee and to assume the ordinary operating expenses of the ETF Class shares of the Portfolio (including the expenses that the Portfolio bears as a shareholder of other funds managed by the Advisor but excluding the expenses that the Portfolio incurs indirectly through investment of its securities lending cash collateral in The DFA Short Term Investment Fund and the expenses that the Portfolio incurs indirectly through its investment in unaffiliated investment companies) (“Portfolio Expenses”) to the extent necessary to limit the Portfolio Expenses of the ETF Class shares of the Portfolio to 0.22% of the average net assets of such class of the Portfolio on an annualized basis (the “Expense Limitation Amount”).

2. Duty to Reimburse Dimensional. If, at any time, the Portfolio Expenses are less than the applicable Expense Limitation Amount of an ETF Class of a Portfolio, the Fund, on behalf of the Portfolio, shall reimburse Dimensional for any fees previously waived and/or expenses previously assumed to the extent that such reimbursement will not cause the annualized Portfolio Expenses for the ETF Class of the Portfolio to exceed the applicable Expense Limitation Amount identified above. With respect to the DFA Short-Duration Real Return Portfolio, Dimensional shall also not be reimbursed for any management fees previously waived to offset the Portfolio’s proportionate share of the management fees paid by the Portfolio through its investment in other funds managed by Dimensional. There shall be no obligation of the Fund, on behalf of a Portfolio, to reimburse Dimensional for fees waived or expenses previously assumed by Dimensional more than thirty-six (36) months prior to the date of any reimbursement.

3. Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Fund.

4. Duration and Termination. This Agreement shall begin on August 30, 2026, and shall continue in effect until February 28, 2028 for the ETF Class of each Portfolio, and shall continue in effect from year to year thereafter for the ETF Class of a Portfolio, unless and until the Fund or Dimensional notifies the other party to the Agreement, at least thirty days (30) prior to the end of the one-year period, of its intention to terminate the Agreement for the ETF Class of the Portfolio. This Agreement shall automatically terminate upon the termination of the Investment Management Agreement between Dimensional and the Fund, on behalf of such Portfolio.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DFA INVESTMENT DIMENSIONS GROUP INC.	DIMENSIONAL FUND ADVISORS LP
By: DIMENSIONAL HOLDINGS INC., General Partner
By: /s/ Ryan P. Buechner Name: Ryan P. Buechner Title: Vice President	By: /s/ Carolyn S. Lee Name: Carolyn S. Lee Title: Vice President